FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated November 17, 2022 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 17, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

 We create to share  Financial Results for the 3rd Quarter of 2022  November 17, 2022

 Director & President  Anastasios  Margaronis  Director &  Chief Executive Officer   Semiramis  Paliou  Director,  Chief Financial Officer,  Chief Strategy Officer, Secretary & Treasurer  Ioannis  Zafirakis  Our Executives  Our Company’s confidence stems from    our established track record  We create to share 2  Chief Operating Officer  Eleftherios   Papatrifon  Maria  Dede  Chief Accounting Officer

 We create to share 3  Financial Results for the   3rd Quarter of 2022

 Forward  Looking  Statements  Cautionary   statement  regarding   onward-looking  statements  This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.   The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.  The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.  We create to share 4

 people across sea & ashore  860*****  We create to share 5  40 vessels  in the water*  (+) 3 vessels   to be delivered**  99.1%  AVERAGE FLEET UTILIZATION****  Diana’s key points  36 vessels managed by Diana Shipping Services S.A.   4 vessels managed by Diana Wilhelmsen Management Limited  *As of November 15, 2022. m/v Florida, m/v New Orleans & m/v Santa Barbara bareboat chartered-in.  **m/v tbr. DSI Pegasus, m/v tbr. DSI Altair and m/v tbr. DSI Aquarius expected to be delivered to the Company in the fourth quarter of 2022.  ***As of November 15, 2022.  ****For the nine months ended September 30, 2022.   *****As of September 30, 2022.

 We create to share 6  In July 2022, declared a cash dividend in the amount of US$0.275 per common share, in the aggregate amount of approximately US$23.7m  In July 2022, prepayment of US$4.8m and release of the mortgage over m/v Baltimore  In August 2022, agreed to acquire 9 modern Ultramax dry bulk vessels, for an aggregate purchase price of US$330m, of which US$220m is in cash and US$110m is in the form of 18,487,395, in aggregate, newly issued common shares of the Company  In August 2022, prepayment of US$30.79m and release of the mortgages over m/v New Orleans and m/v Santa Barbara  In September 2022, sale of m/v Santa Barbara and m/v New Orleans to two unaffiliated Japanese third parties for the aggregate amount of US$66.4m, and bareboat chartered-in the vessels for a period of 8 years  In September 2022, received 25,000 Series D Convertible Preferred Shares issued by OceanPal Inc., as share consideration for the sale of m/v Baltimore following the delivery to her new owners  Highlights of the 3rd Quarter 2022  and recent developments

 We create to share 7  In September 2022, signed an up to US$200m loan for the partial financing of acquisition of the 9 Ultramax dry bulk vessels  In October 2022, delivery of 2 Ultramax dry bulk vessels, m/v DSI Pyxis and m/v DSI Pollux  In November 2022, delivery of 4 Ultramax dry bulk vessels, m/v DSI Phoenix, m/v DSI Polaris, m/v DSI Andromeda and m/v DSI Aquila  In November 2022, declared a cash dividend in the amount of US$0.175 per common share and a special stock distribution of all Series D Convertible Preferred Shares of OceanPal Inc. held by the Company   As of November 14, 2022, we have secured US$35.0m contracted revenues for 80% of the remaining ownership days of the year 2022 and have secured US$123.7m contracted revenues for 36% of the ownership days of the year 2023  Highlights of the 3rd Quarter 2022  and recent developments

 We create to share 8  TC Revenues  $73.8m  $57.3m  Earnings per common share, diluted  $0.37  $0.16   Three months ended September 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  Cash, Cash Equivalents and Restricted cash  $129.7m  $126.8m  Long-term debt and finance liabilities, net of deferred financing costs   $471.8m  $423.7m  September 30, 2022 December 31, 2021  Financial Highlights for the 2nd Quarter 2022*

 We create to share 9  Recent Chartering Activity  We secured charters on 7 vessels* chartered at a daily rate of $14,862 for a remaining average period of 374 days per vessel**     Fixed Period **  Previous Charter Period  *From July 23, 2022 until November 14, 2022  **Earliest redelivery date  Source: Company’s filings with the U.S. Securities and Exchange Commission  VESSEL  TYPE  BUILT  RATE  Q4/20  Q1/21  Q2/21  Q3/21  Q4/21  Q1/22  Q2/22  Q3/22  Q4/22  Q1/23  Q2/23  Q3/23  Q4/23  Q1/24  Q2/24  DSI Polaris  Ultramax  2018  $13,100  DSI Phoenix  Ultramax  2017  $13,250  DSI Pollux  Ultramax  2015  $17,000  Amphitrite  Post-Panamax  2012  $14,250  Crystalia  Panamax  2014  $12,500  DSI Pyxis  Ultramax  2018  $17,100  Myrto  Kamsarmax  2013  $18,000

 Summary of Selected Financial & Other Data*  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  73.8  57.3  Voyage expenses  3.4  0.7  Vessel operating expenses  17.7  18.8  Net income  31.7  14.7  Net income attributable to common stockholders  30.3  13.3  Fleet data  Average number of vessels  34.9  36.3  Number of vessels  34.0  36.0  Weighted average age of vessels  10.4  10.5  Ownership days  3,210  3,342  Available days  3,022  3,302  Operating days  2,994  3,253  Fleet utilization  99.1%  98.5%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate**  23,289  17,143  Daily vessel operating expenses***   5,509  5,635   Three months ended September 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.    ***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   We create to share 10

 Summary of Selected Financial & Other Data*  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  214.3  145.4  Voyage expenses  4.1  4.7  Vessel operating expenses  52.5  56.6  Net income  93.4  16.3  Net income attributable to common stockholders  89.1  11.9  Fleet data  Average number of vessels  34.5  37.2  Number of vessels  34.0  36.0  Weighted average age of vessels  10.4  10.5  Ownership days  9,412  10,143  Available days  8,996  10,055  Operating days  8,913  9,945  Fleet utilization  99.1%  98.9%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate**  23,363  13,984  Daily vessel operating expenses***   5,579  5,577   Nine months ended September 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.    ***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   We create to share 11

 Income Statement*  $ Millions  $ Millions  Time charter revenues   73.8   57.3  Expenses  Voyage expenses  3.4  0.7  Vessel operating expenses  17.7  18.8  Depreciation and amortization of deferred charges  10.6  10.3  General and administrative expenses  7.0  7.2  Management fees to related party  0.2  0.3  Gain on sale of vessels  (2.8)  (1.6)  Other operating income  (0.1)  0.3  Operating income, Total  37.8  21.3  Other Income / (Expenses)  Interest expense and finance costs  (6.4)  (5.7)  Interest and other income  0.6  -  Loss on extinguishment of debt   (0.2)  (0.8)  Loss from equity method investments   (0.1)  (0.1)  Total other expenses, net  (6.1)  (6.5)  Net Income  31.7  14.7  Dividends on series B preferred shares  (1.4)  (1.4)  Net Income Attributable to Common Stockholders  30.3  13.3  Earnings per common share, basic  0.39  0.17  Earnings per common share, diluted  0.37  0.16  Three months ended September 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  We create to share 12

 Income Statement*  $ Millions  $ Millions  Time charter revenues  214.3  145.4  Expenses  Voyage expenses  4.1  4.7  Vessel operating expenses  52.5  56.6  Depreciation and amortization of deferred charges  31.1  30.4  General and administrative expenses  22.0  21.1  Management fees to related party  0.5  1.2  Gain on Sale of Vessels  (2.8)  (1.4)  Insurance Recoveries  (1.8)  -  Other operating income  (0.5)  0.3  Operating income, Total  109.3  32.4  Other Income / (Expenses)  Interest expense and finance costs  (17.6)  (15.0)  Interest and other income  1.3  0.1  Loss on Extinguishment of Debt   (0.2)  (1.0)  Gain/(Loss) from Equity Method Investments   0.7  (0.3)  Total other expenses, net  (15.9)  (16.2)  Net Income  93.4  16.3  Dividends on series B preferred shares  (4.3)  (4.3)  Net Income attributable to common stockholders  89.1  11.9  Earnings per common share, basic  1.15  0.15  Earnings per common share, diluted  1.10  0.14  Nine months ended September 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  We create to share 13

 Balance Sheet*  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Net of deferred financing costs of $7.5 million.  ***Includes $17.0 million restricted cash.  As of September 30, 2022$471.8 million Total Debt**  $129.7 million of Cash***  Net Debt of $349.5 million  September 30, 2022 December 31, 2021  Assets  $ Millions  $ Millions  Cash, cash equivalents and restricted cash  129.7  126.8  Other current assets  15.1  15.4  Total fixed assets  746.8  682.6  Investments in related parties  25.7  7.6  Deferred and other non-current assets  18.4  9.6  Total Assets  935.7  842.0  Liabilities and Stockholders’ Equity  Long-term debt and finance liabilities, net of deferred financing costs  471.8  423.7  Other liabilities  35.6  25.1  Total stockholders’ equity  428.3  393.2  Total Liabilities and Stockholders’ Equity  935.7  842.0  We create to share 14

 Current Debt Amortization Profile  We create to share 15  Source: Company

 Breakeven Costs  Modest All-in   *As of September 30, 2022.  **As of September 30, 2022, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.  ***Includes finance liabilities.  ****Assumes earliest redelivery dates of all vessels on charter.   Source: Company  Per Day  Per Vessel  Free Cash Flow  Breakeven  =$13,153  As of November 14, 2022  2022  2023  Average Daily Time Charter Rate of Fixed Revenues****  $22,028  $21,767  % of Total Fixed Days  80%  36%  We create to share 16

 Non-speculative & disciplined employment  *Bareboat charter-in.   **Vessel sold delivered to her new owners on September 21, 2022.   ***As of November 14, 2022  Source: Company  Fixed Period  Previous Charter Period  strategy  Secured Revenues $35.0m*** for the remaining   of 2022  Average Daily TC Rate of Fixed Revenues  22,028*** for the remaining   of 2022  Period of the vessel not in our possession   20% Unfixed days***  for the remaining  of 2022  We create to share 17  Average contract duration***  1.16 years

 We create to share 18  * From November 14, 2022  ** As of September 30, 2022 (slide 16)  *** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter  **** As of November 14, 2022  Source: Company’s filings with the U.S. Securities and Exchange Commission  Ultramax  Panamax  Kamsarmax  Post-Panamax  Capesize  Newcastlemax  Q4 2022  $17,400  $15,100  $16,400  $15,100  $13,400  $16,100  Q1 2023  $13,100  $11,700  $13,000  $11,700  $7,000  $8,400  Q2 2023  $14,400  $13,200  $14,500  $13,200  $10,800  $12,900  Q3 2023  $14,600  $12,400  $13,700  $12,400  $16,700  $20,100  Q4 2023  $13,400  $11,700  $13,000  $11,700  $16,000  $19,200  Q1 2024  $12,900  $11,100  $12,500  $11,100  $7,800  $9,400  Q2 2024  $12,900  $11,700  $13,000  $11,700  $10,900  $13,000  Q3 2024  $12,900  $10,800  $12,100  $10,800  $17,100  $20,600  Q4 2024  $12,900  $10,800  $12,100  $10,800  $17,100  $20,600  FFA rates**** used for the unfixed revenues calculation  Breakeven vs Estimated Revenue for the remainder of 2022 & 2023  *

 We create to share 19  Dry Bulk Market Overview  Source: Clarksons SIN

 Source: Clarksons SIN  4.4%  12.0%  5.5%  10.2%  Key demand drivers  CAGR (2001-e2022)  We create to share 20

 We create to share 21  Major Seaborne Commodity Prices  Source: Clarksons SIN  Increase YTD  Chinese Steel - 24%  US Wheat + 11%  US Corn + 19%  Chinese Iron Ore - 15%  Australian Thermal Coal +116%

 Source: Clarksons SIN  orderbook is at a historical low  Dry bulk  The dry bulk orderbook is at a 20-year low point,   total orderbook as % of total fleet is <7%  We create to share 22

 Diana Shipping Inc.’s Summary  Remain focused on generating and securing free cash flows and rewarding our shareholders with attractive dividends  Maintain a strong balance sheet that allows us to act opportunistically in renewing and modernizing our fleet   Committed to our long-term strategy of providing relative stability in a cyclical business with an emphasis on maximizing shareholder value  We create to share 23

 Q & A